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                          April 3, 2024

       Julie Peffer
       Chief Financial Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 28,
2024
                                                            File No. 333-278325

       Dear Julie Peffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Alexander M. Schwartz